# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inflection Point Acquisition Corp. III, CIK 0002012318
CUSIP: G47875102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 167 Madison Avenue,, Suite 205 #1017,, New York,, New York (NY), 10016
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002012321

## Reporting persons
- Inflection Point Holdings III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,933,333; sole dispositive power 0; shared dispositive power 8,933,333; aggregate amount beneficially owned 8,933,333 (25.9% of the class)
  Comment: Limited liability company
- Inflection Point Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,933,333; sole dispositive power 0; shared dispositive power 8,933,333; aggregate amount beneficially owned 8,933,333 (25.9% of the class)
  Comment: Limited liability company
- Michael Blitzer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,933,333; sole dispositive power 0; shared dispositive power 8,933,333; aggregate amount beneficially owned 8,933,333 (25.9% of the class)

## Item 1. Issuer
Name of issuer: Inflection Point Acquisition Corp. III
Address of issuer's principal executive offices: 167 Madison Avenue, Suite 205 #1017, New York, New York 10016

## Item 2. Person Filing
Name of person filing:
Inflection Point Holdings III LLC ("IPH").
Inflection Point Asset Management LLC ("IPAM").
Michael Blitzer ("Mr. Blitzer").

Each of such persons is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." This Schedule 13G is being filed pursuant to a Joint Filing Agreement, attached hereto as Exhibit 1.
Address of principal business office or, if none, residence:
The principal business address of the Reporting Persons is as follows:
167 Madison Ave, Suite 205 #1017
New York, New York 10016
Citizenship: See the responses to Item 4 of the attached cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page of each Reporting Person. IPH is the record holder of such shares. IPAM is the manager of IPH. Mr. Blitzer is the Chief Investment Officer of IPAM. Mr. Blitzer controls each of IPH and IPAM, including the exercise of voting and investment discretion over the securities of held by IPH. Each of IPAM and Mr. Blitzer disclaim any beneficial ownership of the securities held by IPH other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly. Excludes 50,000 Class A ordinary shares issuable upon conversion of 500,000 rights, to receive one-tenth of one Class A ordinary share, subject to adjustment, upon the consummation of the Issuer's initial business combination, which are not deemed convertible within 60 days.
Percent of class: See the response to row 11 of the cover page of each Reporting Person. Percentage ownership is based on an aggregate of 34,473,333 Class A ordinary shares, consisting of (i) 26,040,000 Class A ordinary shares outstanding as of August 14, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q (File No. 001-42614) filed on August 14, 2025 plus (ii) 8,433,333 Class A ordinary shares issuable upon conversion of 8,433,333 Class B ordinary shares, par value $0.0001 per share, held by IPH.
Sole power to vote or to direct the vote: See the response to row 5 of the cover page of each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page of each Reporting Person, as well as the answer to Item 4(a).
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page of each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page of each Reporting Person, as well as the answer to Item 4(a).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated as of August 14, 2025, among the Reporting Persons.

## Signatures
- Inflection Point Holdings III LLC: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer of Inflection Point Asset Management LLC, its manager (08/14/2025)
- Inflection Point Asset Management LLC: /s/ Michael Blitzer, Michael Blitzer / Chief Investment Officer (08/14/2025)
- Michael Blitzer: /s/ Michael Blitzer, Michael Blitzer (08/14/2025)